Via Facsimile and U.S. Mail
Mail Stop 6010

December 22, 2008

Mr. Robert B. Mills
Chief Financial Officer
Assured Guaranty Ltd.
30 Woodbourne Avenue
Hamilton HM 08 Bermuda

Re: **Assured Guaranty Ltd.**
        Form 10-K for Fiscal Year Ended December 31, 2007
        Form 10-Q for the Quarter Ended March 31, 2008, June 30, 2008 and
        September 30, 2008
        File No. 1-32141

Dear Mr. Mills:

        We have reviewed your November 5, 2008 response to our October 10, 2008
letter and have the following additional comments. In our comments, we ask you to
provide us with information to better understand your disclosure. Where a comment
requests you to revise disclosure, the information you provide should show us what the
revised disclosure will look like and identify the annual or quarterly filing, as applicable,
in which you intend to first include it. If you do not believe that revised disclosure is
necessary, explain the reason in your response. After reviewing the information
provided, we may raise additional comments and/or request that you amend your filing.

Form 10-Q for the period ended September 30, 2008

Financial Statements

Balance Sheet

1. We acknowledge your response to comment 2. Contingencies that might result in
    gains are not reflected in the statement of operations based on the guidance of
    paragraph 17(a) of SFAS 5 since to do so might result in the reduction of
    operating expenses prior to realization. It appears that the reimbursement of
    claim payments from future cash flows on a financial guarantee of a home equity
    line of credit is a gain contingency that results in the premature reduction of
    expenses. Please tell us where you disclose your accounting policy for "salvage

recoverable" and why you believe your accounting treatment complies with GAAP.

Notes to Consolidated Financial Statements
Note 14. Fair Value of Financial Instruments, page 37

2. Your credit derivative asset increased from $5.5 million at December 31, 2007 to $180 million at September 30, 2008. Please disclose the reason for the increase in the asset and clearly explain what the asset represents. Please do not limit your response to the mechanics of your fair value model.

3. Please disclose how you have tested your credit derivative swap fair value model to determine whether it is representative of a current market transaction. For example, disclose whether and, if so, the extent that you test to ensure that the contractual premium charged for credit protection (i.e. the premium transaction price) approximates that determined by your credit derivative swap fair value model.

4. Please disclose what the discount rate used in the present value computation represents (i.e. risk free rate, LIBOR etc.).

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us any requested information. Detailed cover letters greatly facilitate our review. Please file the letter on EDGAR under the form type label CORRESP.

You may contact Gus Rodriguez, Staff Accountant, at (202) 551-3752, or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant